UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                     FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                          Commission File Number 1-5960
                                                                 ---------------

                              Concord Fabrics Inc.
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

             1359 Broadway, New York, New York 10018 (212) 760-0300

  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                      Class A Common Stock, $.50 par value

                      Class B Common Stock, $.50 par value

            (Title of each class of securities covered by this Form)

                                      None

 (Titles of all other classes of securities for which a duty to file a reports under section 13(a) or 15(d) remains)

      Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

             Rule 12g-4(a)(1)(i)  |X|            Rule 12h-3(b)(1)(i)  |_|
             Rule 12g-4(a)(1)(ii) |_|            Rule 12h-3(b)(1)(ii) |_|
             Rule 12g-4(a)(2)(i)  |_|            Rule 12h-3(b)(2)(i)  |_|
             Rule 12g-4(a)(2)(ii) |_|            Rule 12h-3(b)(2)(ii) |_|
                                                 Rule 15d-6           |_|

      Approximate number of holders of record as of the certification or notice date: 6

      Pursuant to the requirements of the Exchange Act, Concord Fabrics Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 16, 1999                   By: /s/Earl Kramer
                                               ---------------------------------
                                               Name: Earl Kramer
                                               Title: President

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

(1) On September 14, 1999, at the effective time of the merger of Concord Merger Corp. (the "Parent"), a corporation owned wholly by Alvin Weinstein, the Chairman and principal shareholder of Concord Fabrics Inc. (the "Registrant"), certain members of his family and management of the Registrant, with and into the Registrant, all of the shares of Class A Common Stock and Class B Common Stock (the "Shares") of the Registrant not owned by Parent were canceled in exchange for the merger consideration of $7.875 per share. The Shares owned by Parent were then canceled and new shares of the Registrant were issued, on a share for share basis, to the shareholders of Parent. As a result, the Registrant's shares are now owned by only 6 shareholders. In accordance with Rule 12g-4(b) under the Securities Exchange Act of 1934, as amended, this certification on Form 15 is filed by the Registrant.